Exhibit 99.2

Second Quarter Report
2005

For the period ended June 30, 2005

Dated August 10, 2005

IMI International Medical Innovations Inc.
Toronto Stock Exchange: IMI
American Stock Exchange: IME
www.imimedical.com

IMI Second Quarter 2005 Report

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. is pleased to announce financial and operating results for the second quarter of fiscal 2005 ended June 30, 2005.

Overview
IMI has realized a number of important achievements in the first half of 2005 that will contribute significantly to the long-term value of the company.

In May, we announced the 25,000-participant PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) clinical trial in the life insurance testing industry for PREVU* LT Skin Sterol Test, the lab-processed format of the technology - - a study that LabOne Inc., and most recently, Allstate Life Insurance Company. Interim results from PREPARE, along with data from other studies, will create near-term revenue opportunities and may lead to regulatory applications in Canada and Europe as well as milestone payments as early as later this year.

We are also continuing to generate compelling skin sterol data, with four scientific publications and three presentations to date in 2005:

•
In April, data presented at the 6th Annual Conference on Arteriosclerosis, Thrombosis and Vascular Biology showed that patients with elevated skin sterol and a high Framingham global risk score have a significantly higher risk of multi-vessel disease (a narrowing or blockage in two or more coronary arteries, which provide the heart muscle with blood rich in oxygen).

•
Data published in the July 2005 issue of the journal Atherosclerosis showed that skin sterol is at least as predictive of the presence of coronary calcium as traditional risk factors, including serum (blood) lipid measures. Deposits of calcium in the coronary arteries indicate a narrowing or blockage.

•
Data presented in July at the American Association for Clinical Chemistry (AACC) Annual Meeting showed that PREVU* LT can effectively measure skin sterol on the palm of the hand and that results from PREVU* LT and PREVU* POC are comparable.

•
Data published in the August 2005 issue of Atherosclerosis showed that skin sterol is strongly associated with history of myocardial infarction (MI), or heart attack, and may indicate increased risk of coronary-related events.

IMI’s cancer portfolio is likewise advancing, with a major study with ColorectAlert™ sponsored by the U.S. National Cancer Institute’s Early Detection Research Network (EDRN). The EDRN study will add significant credibility to our cancer platform and raise awareness of our technology among key thought leaders. Most importantly, pending favorable data we anticipate this study will help pave the way for regulatory approval of ColorectAlert™. We also have a pivotal study underway for our breast cancer test, which is expected to be completed by the end of the year.

IMI Second Quarter 2005 Report

PREVU* Commercialization Update
Total revenue for the quarter amounted to $411,000, reflecting $333,000 in sales of product to McNeil Consumer Healthcare and license revenue of $78,000. McNeil has completed its first sales of PREVU* Point of Care (POC) Skin Sterol Test.

McNeil is actively promoting PREVU* POC through medical conferences in major world markets, including the upcoming annual meetings for the European Society of Cardiology, Canadian Cardiovascular Society and American Heart Association.

McNeil is also targeting specific health care programs and providers, with a number of training initiatives for operators underway to support planned programs in Europe, Canada and the U.S. with PREVU* POC. These programs are aimed primarily at clinics where cardiovascular risk assessment is conducted. Additionally, McNeil expects to work with certain national retailers in select markets to establish in-store PREVU* POC clinics, possibly starting in fall 2005.

McNeil also continues to meet with life insurance companies to prepare for the upcoming launch of PREVU* LT and will be attending the upcoming Association of Home Office Underwriters conference to raise market awareness of PREVU* LT.

Patent Update
In June 2005, IMI submitted a request to the U.S. Patent and Trademark Office (U.S. PTO) for consideration to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to IMI’s skin sterol technology. As disclosed in February, the U.S. PTO had asked for more information regarding the credentials and procedures of IMI’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.

IMI’s strategy is to develop and control all relevant technologies that could be applied to skin sterol, which ensures that we can continue to build upon this innovative product line. During the quarter a patent titled Multilayer Analytical Element, which describes a “thin film” that could lead to new film-based techniques for determining the amount of cholesterol in skin tissues, was granted to IMI for Mexico. This patent has been granted in the United States, Canada, Europe, China, Australia and Korea, and is pending in Japan and Brazil. Additionally, a patent titled Method of Determining Skin Tissue Cholesterol, which describes an alternative method of using reagents for the measurement of cholesterol on the skin surface, was allowed for IMI in Canada and Japan. This patent has already been granted in the United States and is pending in Europe.

Outlook
Our outlook for the remainder of 2005 is positive. With the start of PREPARE, McNeil is advancing its strategy for PREVU*: having multiple formats of the product available in multiple markets. While we cannot provide specific guidance on revenue, we expect to see sales of PREVU* build through the year and into 2006.

Another important objective for us is to accelerate our cancer franchise. With new data expected this fall from two LungAlert studies as well as the pivotal breast cancer trial, we expect to initiate discussions with possible partners as early as the fourth quarter this year.

IMI Second Quarter 2005 Report

Our primary goals for 2005 include:

•	Initiate a clinical trial directed at expanding PREVU*’s regulatory claims to screening for risk of heart attack;
•	Develop an additional test format for PREVU*;
•	Seek regulatory approval of PREVU* LT in Canada and Europe later this year;
•	Achieve milestone payments from McNeil; and
•	Initiate discussions with potential partners for IMI’s cancer portfolio.

IMI is building a world-class portfolio of predictive medicine technologies. Overall, we are making excellent progress towards our strategic goals, while building international enthusiasm and acceptance of new approaches to screening for disease.

We appreciate your continuing support.

Sincerely,
Brent Norton, MD, MBA
President and Chief Executive Officer

IMI Second Quarter 2005 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and the Form 20-F for the year ended December 31, 2004 in evaluating IMI’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Overview

IMI International Medical Innovations Inc. is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease (CVD) and cancer.

When detected at an early-stage, CVD and cancer can be more effectively treated or perhaps prevented altogether. IMI is developing easy-to-use, accurate and cost effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and, in some cases, eventually right at home. IMI’s product pipeline includes:

Coronary Artery Disease (CAD) Risk Assessment:
•	PREVU* Point of Care Skin Sterol Test (cleared for sale in the U.S., Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

* IMI’s skin sterol technology has been branded by McNeil Consumer Healthcare as PREVU* Skin Sterol Test (“PREVU*”)

Critical Accounting Policies

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2004.

IMI Second Quarter 2005 Report

Operating Results

Net Loss
For the three months ended June 30, 2005 (Q2 2005), IMI reports a net loss of $1,455,000 or $0.07 per share compared with a loss of $1,480,000 or $0.07 per share for the quarter ended June 30, 2004 (Q2 2004). For the six months ended June 30, 2005, IMI reports a net loss of $2,757,000 or $0.13 per share compared with $2,562,000 or $0.12 per share for the six months ended June 30, 2004.

Revenue
Total product-related sales to our licensee, McNeil Consumer Healthcare, (“McNeil”) were $333,000 for Q2 2005 compared with $100,000 for Q2 2004. Product sales for the six months ended June 30, 2005 were $345,000 compared with $100,000 for 2004. This increase is attributable to the commercial launch by McNeil in Q1, 2005 of our skin sterol product.

License revenue was $78,000 compared with $27,000 for Q2 2004. For the six months ended June 30, 2005 and 2004, license revenue was $155,000 and $28,000, respectively reflecting the upfront payments received in 2004 and 2003. License revenue consists primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements which were deferred when received and are being recognized into income on a straight-line basis over the terms of the agreements.

Research and Development
Research and development expenditures for the quarter increased by $29,000 to $805,000 from $776,000 in Q2 2004. Research and development expenditures for the six months ended June 30, 2005 and 2004 amounted to $1,448,000 and $1,348,000, respectively.

The primary reasons for the variance for the quarter are:
•	A decrease of $131,000 in salaries and benefits due to the timing of incentive compensation in Q2 2004 resulting from the achievement of predetermined performance milestones;
•	An increase of $137,000 in professional fees related to the petition to reinstate two of IMI’s U.S. skin sterol patents that had been listed as abandoned in 2004; and
•	An increase of $12,000 in clinical trial costs for cancer and skin sterol.

General and Administration
General and administration expenses amounted to $758,000 for Q2 2005 compared with $766,000 in Q2 2004, a decrease of $8,000. For the six months ended June 30, 2005 and 2004, general and administration expenses amounted to $1,522,000 and $1,287,000, respectively.

The primary reasons for the variance for the quarter are:
•	A decrease of $85,000 in salaries and benefits due to the incentive compensation payments in Q2 2004 resulting from the achievement of predetermined performance milestones;
•	An increase in stock-based compensation (a non-cash expense) of $132,000 to $183,000 for Q2 2005 from $51,000 for Q2 2004;
•	An increase of $32,000 in expenses related to the annual report and annual meeting;
•	A decrease of $33,000 in fees related to investor relations for consulting and development of public relations materials; and
•	A decrease of $42,000 in office administration and travel expenses

IMI Second Quarter 2005 Report

Amortization
Amortization expenses for equipment and acquired technology for Q2 2005 amounted to $54,000 compared with $63,000 for Q2 2004 as a result of the lower net book value of the acquired technology. For the six months ended June 30, 2005 and 2004, amortization amounted to $106,000 and $120,000, respectively. Purchases of capital assets, primarily in support of our clinical trial program and manufacturing, amounted to $116,000 during 2005 compared with $151,000 in 2004.

Recoveries and Other Income
Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $48,000 for Q2 2005 compared with $$63,000 in Q2 2004. For the six months ended June 30, 2005 and 2004, recoveries of ITCs amounted to $98,000 and $100,000, respectively. Interest income amounted to $22,000 for Q2 2005 compared with $30,000 for Q2 2004. This decrease resulted from lower cash balances invested through most of the quarter.

Contractual Obligations

As at June 30, 2005, IMI had certain contractual obligations and commitments related to ongoing clinical trials, research agreements and consultants as follows:

	Total	Less than 1 Year	1 - 2 Years
Clinical Trials	$1,165,000	$1,019,000	$146,000
Research Agreements	30,000	30,000	nil
Other	288,000	288,000	nil
Total	$1,483,000	$1,337,000	$146,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific events.

Liquidity and Capital Resources

As at June 30, 2005, IMI had cash, cash equivalents and short-term investments totaling $2,386,000 ($5,196,000 as at December 31, 2004). We invest our funds in short-term financial instruments and marketable securities. Cash used in the operating activities in Q2 2005 amounted to $1,163,000 compared with cash provided of $1,459,000 in Q2 2004. The 2004 period was impacted by the $3,000,000 upfront licensing fee received in Q2 2004. IMI has no long-term debt.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and the recovery of scientific research tax credits (ITCs). Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, its existing cash resources together with the ITC receivable of $299,000 will be sufficient to meet its current operating and capital requirements until at least Q2 2006.

IMI Second Quarter 2005 Report

However, the Company’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Product sales	332,701	$12,359	$83,258	nil	$100,000	nil	nil	nil
License revenue	78,081	$76,725	$196,905	$76,725	$26,725	$1,725	$1,725	$1,725
Investment tax credits	47,923	$50,000	$50,000	$55,000	$63,000	$37,000	$50,929	$56,634
Interest Income	22,383	$28,890	$34,933	$31,549	$29,637	$27,507	$85,000	$48,383
Net loss	1,455,027	$1,301,912	$1,803,625	$1,202,908	$1,479,666	$1,082,700	$1,426,801	$992,174
Net loss per share(1): - basic and diluted	$0.07	$0.06	$0.08	$0.06	$0.07	$0.05	$0.06	$0.05

Note:
(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended June 30, 2005 was 21,529,262.

Outstanding Share Data

As of the date hereof, IMI has an aggregate of 21,535,762 common shares outstanding.

Factors That Could Affect Future Results

The risk factors set out below should be read in conjunction with the risk factors set out in IMI’s Annual Report, Annual Information Form and Form 20-F for the year ended December 31, 2004.

Financial Risks

IMI is exposed to financial market risks such as interest rates and foreign exchange fluctuations. IMI’s cash is invested in short-term, high-grade securities with varying maturities. Since IMI’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on IMI’s results of operations.

IMI Second Quarter 2005 Report

IMI makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to IMI.

Volatility of Trading Market for IMI’s Common Shares

The volatility of IMI’s share price may affect the trading market for IMI’s common shares. There can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations.

Other Risks

Marketing. IMI has no experience in marketing products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. If IMI cannot successfully market and cause acceptance of its products, IMI will be unable to execute its business plan.

Lack of Significant Ongoing Revenues. To date, IMI has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. IMI has historically benefited from the inclusion of Canadian federal and provincial refundable scientific ITCs in its annual operating results, although there can be on assurance that ITCs will continue to be available to IMI. If IMI is unable to generate significant revenues and become profitable in the near future, its business could fail.

Patents and Proprietary Technology. IMI’s success will depend, in part, on our ability to acquire patents or licenses, maintain trade secret protection and operate without infringing the proprietary rights of third parties. While IMI routinely obtains patents for its products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

In August 2004, IMI learned that two of its U.S. patents related to its skin cholesterol technology had been listed as abandoned by the United States Patent and Trademark Office (U.S. PTO) for failure to pay maintenance fees. The failure to pay these fees appears to have occurred during the period when management of the files was being transferred between two separate patent agents. IMI and its agents filed a petition to seek reinstatement of the patents. Subsequent to fiscal year end, in February 2005 IMI received notice from the U.S. PTO in which the U.S. PTO identified specific items that IMI should address. In response, in June 2005 IMI filed a request for consideration. Until the U.S. PTO grants that petition, IMI’s patent petitions will be listed as dismissed. The process of reinstating the affected U.S. patents could take several months, and there is no assurance that IMI will be successful in having the patents reinstated.

The two patents in question are in force in other jurisdictions. In the U.S., IMI has an additional two patents in force covering other aspects of the technology as well as two patents pending. Consequently, management believes that it would be extremely difficult for a competitor to develop similar products using this technology. However, there can be no assurance that others will not independently develop a similar product.

IMI Second Quarter 2005 Report

Product Development.  IMI does not undertake basic research, but in-licenses the rights to technologies that have demonstrated some clinical efficacy in human testing and then completes product development in preparation for clinical trials. There are numerous uncertainties involved in product performance and clinical testing and there can be no assurance that IMI’s ongoing development and clinical trial activities will provide positive outcomes.

Supply and Manufacture.  IMI relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. IMI has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. If IMI is not able to continue to obtain materials in a timely fashion, the progress of IMI’s clinical trials and product sales could be negatively affected.

Government Regulations.  Securing regulatory clearances for the marketing of medical devices from the Health Protection Branch (HPB) in Canada and the Food and Drug Administration (FDA) in the U.S. can be a long and expensive process, which can delay product development. No assurances can be provided that any future human trials, if undertaken, will yield favourable results, or that regulatory clearance will be granted at all. As at the date of this report, IMI has received regulatory clearance in Canada, the U.S. and Europe for PREVU* Point of Care (POC) Skin Sterol Test.

Personnel.  IMI’s ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified personnel. IMI is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. To date, IMI has not experienced a high rate of employee turnover.

Dated August 10, 2005

IMI Second Quarter 2005 Report

IMI International Medical Innovations Inc.
Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of IMI International Medical Innovations Inc. The consolidated financial statements for the three- and six-month periods ended June 30, 2005 and 2004 have not been reviewed by the auditor of IMI International Medical Innovations Inc.

IMI Second Quarter 2005 Report

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

Consolidated Balance Sheets
(in Canadian Dollars)
As at June 30, 2005 and December 31, 2004
(Unaudited)

	June 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$75,161	$239,458
Short-term investments	2,311,328	4,956,945
Accounts receivable	41,704	222,348
Inventory	63,969	267,500
Prepaid expenses and other receivables	164,861	137,015
Investment tax credits receivable	299,000	389,000
Total current assets	2,956,023	6,212,266
Capital assets, net of accumulated amortization of $650,879 (2004 - $581,155)	467,006	420,955
Acquired technology, net of accumulated amortization of $820,685 (2004 -$784,399)	326,572	362,858
	$3,749,601	$6,996,079
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$330,857	$1,021,086
Accrued liabilities	352,221	566,951
Current portion of deferred revenue	306,900	306,900
Total current liabilities	989,978	1,894,937
Deferred revenue	2,450,850	2,604,300
Total liabilities	3,440,828	4,499,237
Shareholders' equity
Capital stock	24,412,846	24,192,321
Contributed surplus	1,676,532	1,328,187
Warrants	200,000	200,000
Deficit	(25,980,605)	(23,223,666)
Total shareholders' equity	308,773	2,496,842
	$3,749,601	$6,996,079

See accompanying notes

IMI Second Quarter 2005 Report

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
REVENUE
Product Sales	$332,701	$100,000	$345,060	$100,000
License revenue	78,081	26,725	154,806	28,450
	410,782	126,725	499,866	128,450
Cost of product sales	319,322	93,464	330,551	93,464

Gross Profit	91,460	33,261	169,315	34,986
EXPENSES
Research and development	805,088	776,392	1,447,574	1,347,502
General and administration	758,000	766,149	1,521,865	1,286,703
Amortization	53,705	63,023	106,011	120,291
	1,616,793	1,605,564	3,075,450	2,754,496

RECOVERIES AND OTHER INCOME
Investment tax credits	47,923	63,000	97,923	100,000
Interest	22,383	29,637	51,273	57,144
	70,306	92,637	149,196	157,144
Net loss for the period	(1,455,027)	(1,479,666)	(2,756,939)	(2,562,366)

Deficit, beginning of period	$(24,525,578)	$(18,737,467)	$(23,223,666)	$(17,654,767)
Deficit, end of period	$(25,980,605)	$(20,217,133)	$(25,980,605)	$(20,217,133)

Basic and diluted loss per share	$(0.07)	$(0.07)	$(0.13)	$(0.12)
Weighted average number of common shares outstanding	21,529,262	21,264,052	21,434,065	21,263,515

See accompanying notes

IMI Second Quarter 2005 Report

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$(1,455,027)	$(1,479,666)	$(2,756,939)	$(2,562,366)
Add items not involving cash
Amortization	53,705	69,623	106,011	126,891
Stock compensation costs included in:
Research and development expense	58,122	55,887	88,443	76,069
General and administrative expense	183,477	50,963	282,027	85,144
Net change in non-cash working capital balances related to operations	73,591	(211,559)	(458,630)	(72,815)
Increase (decrease) in deferred revenue	(76,725)	2,973,275	(153,450)	2,971,550
Cash provided by (used in) operating activities	(1,162,857)	1,458,523	(2,892,538)	624,473

INVESTING ACTIVITIES
Short term investments	1,009,887	623,950	2,645,617	1,698,366
Purchase of capital assets	(80,511)	(77,653)	(115,776)	(150,657)
Cash provided by investing activities	929,376	546,297	2,529,841	1,547,709
FINANCING ACTIVITIES
Issuance of capital stock, net	-	12,500	198,400	23,368
Cash provided by financing activities	-	12,500	198,400	23,368
Net increase (decrease) in cash and cash equivalents during the period	(233,481)	2,017,320	(164,297)	2,195,550

Cash and cash equivalents
- Beginning of period	308,642	239,855	239,458	61,625
- End of period	$75,161	$2,257,175	$75,161	$2,257,175

Represented by
Cash	$75,161	$891,391	$75,161	$891,391
Cash equivalents	-	1,365,784	-	$1,365,784
	$75,161	$2,257,175	$75,161	$2,257,175

See accompanying notes

IMI Second Quarter 2005 Report

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2004. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The Company has reviewed its policies and determined that there was no impact as a result of adopting this pronouncement.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2004.

3.	STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

IMI Second Quarter 2005 Report
16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Net loss as reported	(1,455,027)	$(1,479,666)	(2,756,939)	$(2,562,366)
Estimated stock-based compensation costs	(30,834)	(60,984)	(61,668)	(121,968)
Pro forma net loss	(1,485,861)	$(1,540,650)	(2,818,607)	$(2,684,334)
Pro forma basic and diluted loss per common share	$(0.07)	$(0.07)	$(0.13)	$(0.13)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2004.

4.	SHARE CAPITAL
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series

b)	Issued and outstanding shares

		Stated	Contributed
	Number	Value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Issued on exercise of options	31,000	78,400	─	78,400
Issuance of stock options	─	─	114,870	114,870
Issued under share purchase plan	4,667	14,001	─	14,001
Repayment of share purchase loans	180,000	120,000	─	120,000
Balance, March 31, 2005	21,529,262	24,404,722	1,443,057	25,847,779
Issued under share purchase plan	2,500	8,124	─	8,124
Issuance of stock options	─	─	233,475	233,475
Balance, June 30, 2005	21,531,762	24,412,846	1,676,532	26,089,378

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$
Balance, December 31, 2004	2,130,285	3.53
Granted	443,500	2.95
Exercised	(31,000)	2.53
Expired	(10,000)	3.10
Balance, March 31, 2005	2,532,785	3.44
Granted	96,000	3.36
Expired	(5,000)	4.50
Balance, June 30, 2005	2,623,785	3.44

IMI Second Quarter 2005 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS Changes in non-cash working capital balances related to operations comprise of:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Accounts receivable	186,703	$(53,500)	180,644	$(53,500)
Inventory	209,733	─	203,531	─
Prepaid expenses and other receivables	108,213	39,192	(27,846)	98,963
Investment tax credits receivable	140,000	(63,000)	90,000	(100,000)
Accounts payable and accrued liabilities	(392,283)	(134,251)	(904,959)	(18,278)
Current portion of deferred revenue	(178,775)	─	─	─
	$73,591	$(211,559)	$(458,630)	$(72,815)

Excluded from the consolidated statements of cash flows for the six months ended June 30, 2005 and 2004, respectively, are accounts payable and accrued liabilities of nil and $4,429 for capital asset acquisitions.

IMI Second Quarter 2005 Report

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.imimedical.com	Shareholder services provided by the
transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Sarah Borg-Olivier	- Transfer IMI shares
Director, Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 27
sbolivier@imimedical.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Chief Financial Officer	Ernst & Young Tower
T: 416-222-3449	Toronto Dominion Centre
rhosking@imimedical.com	Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@imimedical.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo PC
One Financial Center
Boston, Massachusetts